DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 19, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-19-2007

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2006

Dear Ms. Weber:

This is in response to your letters dated December 22, 2006, January 24, 2007, and February 7, 2007 concerning the shareholder proposal submitted to Verizon by the National Legal and Policy Center. We also have received letters on the proponent's behalf dated January 9, 2007 and February 1, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

RECEIVED
2007 FEB -8 AM 11:58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

February 7, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2007 Annual Meeting
<u>Shareholder Proposal of National Legal and Policy Center</u>

Ladies and Gentlemen:

I refer to (1) my letter dated December 22, 2006 (the "December 22 Letter") pursuant to which Verizon Communications Inc. ("Verizon") requested the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the National Legal and Policy Center (the "Proponent") may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials") pursuant to Rule 14a-8(i)(10), and (2) my letter dated January 24, 2007 (the "January 24 Letter") supplementing the December 22 Letter. Verizon has received a copy of a letter dated February 1, 2007 (the "Proponent's February 1 Letter") to your office from the Proponent's counsel, setting forth the Proponent's response to the January 24 Letter. This Letter supplements the December 22 Letter and the January 24 Letter. Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter. A copy of this letter is also being sent to the Proponent.

Verizon continues to believe that, consistent with the no action precedent cited in the December 22 Letter, Verizon may properly omit the Proposal from its 2007 proxy materials pursuant to Rule 14a-8(i)(10) because Verizon has substantially implemented the Proposal. The Proponent still has not offered any compelling arguments that Verizon has failed to meet its burden of establishing substantial implementation within the meaning of the Rule 14a-8(i)(10).

The Proponent seems to be under the erroneous impression that Rule 14a-8(i)(10) requires exact implementation of the Proposal, as opposed to substantial implementation. The Proposal requests that certain information about Verizon's philanthropic activities be made available on Verizon's website. Virtually all of Verizon's philanthropic activities are conducted through the Verizon Foundation. For example, over the past three years approximately 90% of Verizon's charitable contributions have been made through the Verizon Foundation. Verizon's philanthropic activity is described in detail in the "Community Involvement" section of its website and more generally in its Corporate Responsibility Report, which can be accessed in the "Corporate Information" section of the website. These disclosures not only address Verizon's policies and procedures for charitable contributions, and its rationale for focusing its charitable contributions in specific areas, but also list all of the contributions that are made by the Foundation each year by recipient and amount. Numerous Staff no-action letters, which are referenced in the December 22 Letter, have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10), so long as the company has implemented the essential objectives or underlying concern of the proposal.

The Proponent makes the specious argument that Verizon has not substantially implemented the Proposal because the Verizon Foundation Form 990, which lists all of the charitable contributions made by the Foundation for the fiscal year, does not differentiate between Foundation grants and employee matching contributions. *The Proposal does not request that Verizon make this differentiation.* The Proposal merely requests disclosure of

> "2. Monetary and non-monetary contributions made to non-profit organizations operating under Section 501(c)(3) and 501(c)(4) of the Internal Revenue Code, and any other public or private charitable organizations."

It is implausible to claim that the plain language of the Proposal requires that the charitable contributions be classified or characterized in any particular manner. Accordingly, Verizon believes that it has already substantially implemented this specific request of the Proposal within the meaning of Rule 14a-8(i)(10).

For the foregoing reasons, Verizon respectfully renews its request that the Staff concur that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2007 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (703) 237-2090.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Peter Flaherty
cc: Steven J. Milloy, Esq.

STEVEN J. MILLOY
ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

February 1, 2007

BY OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communciations Inc.; Shareowner Proposal of the National Legal and Policy Center; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the National Legal and Policy Center ("NLPC"), enclosed please find six (6) copies of NLPC's response to a January 24, 2007 request by Verizon Communications Inc. for a no-action letter from the Staff in connection with the above-captioned shareowner proposal.

Sincerely,

Steven J. Milloy

Enclosures

STEVEN J. MILLOY

ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

RECEIVED
2007 FEB -2 PM 1:03
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 1, 2007

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc.; Shareowner Proposal of the National Legal and Policy Center; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the National Legal and Policy Center ("NLPC") in response to the January 24, 2007 letter from Verizon Communications Inc. ("Verizon" or the "Company") regarding its request for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with Verizon's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

NLPC continues to believe that the Proposal is not excludable for any of the reasons claimed by Verizon and offers the following comments about Verizon's claims made in its January 24, 2007 letter.

- By stating that "The Verizon Foundation is the primary vehicle through which Verizon conducts its philanthropic activities," the Company concedes that the Foundation is not its only such vehicle.

- Verizon still does not address NLPC's assertion the Verizon Foundation Form 990 does not differentiate between Foundation grants and employee matching gifts.

- Verizon mischaracterizes the circumstances in the staff prior *PepsiCo* determination by asserting, "...unlike *PepsiCo* (which did not have extensive disclosure about its charitable giving on it website, but pledged to provide it at a later date)."

  It is true that PepsiCo pledged to increase its disclosure in response to our 2006 resolution, but PepsiCo's disclosure until that time was at least at the level of Verizon's today.

Both companies pointed to the Form 990s of their respective foundations. In this respect, PepsiCo actually provided more information because it differentiated between Foundation grants and employee matching gifts.

Although Proponent has no way of knowing if the list was complete, PepsiCo did post prior to 2006 on its website a list of nonprofit organizations it supported. Verizon currently does not purport to post a comprehensive list of grantees, but only cites examples.

If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Verizon's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy

Cc: Mary Louise Weber, Verizon
Peter Flaherty, NLPC

STEVEN J. MILLOY

ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

January 9, 2007

BY OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communciations Inc.; Shareowner Proposal of the National Legal and Policy Center; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the National Legal and Policy Center ("NLPC"), enclosed please find six (6) copies of NLPC's response to a December 23, 2006 request by Verizon Communications Inc. for a no-action letter from the Staff in connection with the above-captioned shareowner proposal.

Sincerely,

Steven J. Milloy

Enclosures

STEVEN J. MILLOY
ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

RECEIVED
2007 JAN 10 PM 12:03
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 9, 2007

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc.; Shareowner Proposal of the National Legal and Policy Center; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the National Legal and Policy Center ("NLPC") in response to the December 22, 2006 request by Verizon Communications Inc. ("Verizon" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with Verizon's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

NLPC believes the Proposal is not excludable for any of the reasons claimed by Verizon.

I. The Staff has previously denied a no-action request on a substantially similar proposal.

The Proposal is substantially similar to that in *PepsiCo Inc. (March 3, 2006)* in which the Staff ruled that the company could not exclude a proposal requesting a report on the company's charitable contributions. The instant Proposal is substantially the same as in the proposal in *PepsiCo*. The Proposal only differs from the *PepsiCo* proposal in that it requests – as Verizon points out – less information than the proposal in *PepsiCo*. Since the Staff previously refused to exclude the broader proposal in *PepsiCo*, the instant Proposal should not be excludable.

II. Verizon has not substantially implemented the Proposal.

Verizon acknowledges that it does not currently disclose its corporate giving by stating that,

> Most of Verizon's philanthropic activities are conducted through the Verizon Foundation.

The Verizon Foundation is a separate legal entity from Verizon.

The same sections states,

> "Finally, Verizon's Corporate Responsibility Report (which can be accessed at http://multimedia.verizon.com/responsibility/) contains a section, entitled "Partnering with Communities," that explains the company's rational for focusing its charitable giving in certain areas.

This area of Verizon's website contains aggregate totals for giving by the Verizon Foundation and only some specific examples of grants. It contains no complete itemization of gifts by Verizon as requested by the proposal.

Additionally, even the Verizon Foundation's Internal Revenue Service Form 990 does not contain the information sought through the Proposal for Verizon Foundation gifts. A 453-page alphabetical schedule of grantees attached to the 2005 Form 990 fails to distinguish between direct grants made by the Foundation and gifts made as part of an employee matching gift program. This document does not inform shareholders of the actual priorities and grant-making decisions of the Foundation itself. For instance, listed grantees include both the anti-abortion American Life League and the pro-abortion Planned Parenthood Foundation.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject Verizon's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Verizon and its representatives concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to Verizon and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Verizon or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Verizon's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy

Cc: Mary Louise Weber, Verizon
Peter Flaherty, NLPC

RECEIVED

2007 JAN 25 PM 3:06

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 24, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. Supplement to Letter Dated December 22, 2006 Relating to Shareholder Proposal of National Legal and Policy Center

Ladies and Gentlemen:

On December 22, 2006, Verizon Communications Inc. ("Verizon") submitted to your office a request for no action pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "December 22 Request"), relating to a shareholder proposal (the "Proposal") from the National Legal and Policy Center (the "Proponent") for inclusion in Verizon's 2007 proxy materials. Verizon has received a copy of a letter to your office from the Proponent's counsel, setting forth the Proponent's response (the "Response") to the December 22 Request, and is submitting this letter in reply to the Response. Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter. A copy of this letter is also being sent to the Proponent.

Verizon continues to believe that, consistent with the no action precedent cited in the December 22 Request, Verizon may properly omit the Proposal from its 2007 proxy materials pursuant to Rule 14a-8(i)(10) because Verizon has substantially implemented the Proposal. The Proponent has not offered any compelling arguments that Verizon has either misconstrued the Staff's prior interpretations of Rule 14a-8(i)(10) or failed to meet its burden of establishing substantial implementation within the meaning of the rule.

The Proponent's argument that Verizon is not entitled to exclude the Proposal under Rule 14a-8(i)(10) because in *PepsiCo Inc.* (March 3, 2006) the Staff did not agree that PepsiCo had substantially implemented a similar but broader proposal mischaracterizes how the rule operates. Rule 14a-8(i)(10) permits the exclusion of a proposal "if the company has already substantially implemented the proposal." Accordingly, the analysis of whether or not a particular company is entitled to exclude a proposal under this rule must take into account the specific actions the company demonstrates it has taken to substantially implement the proposal. The fact that one company was unable to sufficiently demonstrate substantial implementation of a proposal has no bearing whatsoever on whether another company can do so. As Verizon pointed out in the December 22 Request, unlike PepsiCo (which did not have extensive disclosure about its charitable giving already posted on its website, but pledged to provide it at a later date) Verizon's webite disclosures are clearly substantially responsive to the specific request of the Proposal; namely, that Verizon's shareholders be informed of Verizon's policies and procedures with respect to, and rationale for making, charitable contributions and be provided with a list of those contributions. In fact, for the past several years, the Verizon Foundation website has received the Wilmer Shields Rich Award for excellence in communications from the Council on Foundations. The Wilmer Shields Rich Awards Program recognizes and encourages excellence in communications by grantmaking foundations and corporate giving programs.

The Proponent's assertion that Verizon does not currently disclose its corporate giving because the Verizon Foundation is a separate legal entity from Verizon is unfounded. As its corporate sponsor, Verizon funds the Verizon Foundation. The Verizon Foundation is the primary vehicle through which Verizon conducts its philanthropic activities. The Verizon Foundation website (http://foundation.verizon.com/) provides extensive information about the grant-making decisions of the Foundation. For example, the "About the Foundation" page of the website contains a clear and concise statement of the Foundation's funding priorities and the rationale behind those priorities:

> "We focus our philanthropic efforts on three overarching areas: Education, Safety and Health, and Volunteerism, *where we believe our technology can make the greatest impact.*" [emphasis added]

The website provides extensive and detailed information about each of these core funding areas, including examples of supported programs and featured grants. The Foundation's grant guidelines, which are also available on the website, clearly indicate the criteria that an entity must satisfy in order to be eligible for a grant from the Foundation. Finally, as indicated in the December 22 Request, the Foundation posts its Form 990s on the website. These Forms contain an alphabetical list of all contributions made by the Foundation in the subject year, including matching gifts made to non-profit organizations designated by employees. The rationale for and the parameters of the employee matching gift and volunteer program are also fully explained on the Foundation's website.

Finally, as mentioned in the December 22 Request, Verizon's Corporate Responsibility Report, which can be accessed at http://multimedia.verizon.com/responsibility/ , includes a section entitled "Partnering with Communities" which discusses Verizon's rationale for focusing its charitable giving in the areas of education and literacy, safety and health and volunteerism. In view of the extensive information about Verizon's philanthropic activities that is publicly available, Verizon believes that it has substantially implemented the proposal within the meaning of Rule 14a-8(i)(10).

For the foregoing reasons, Verizon respectfully renews its request that the Staff concur that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2007 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (703) 237-2090.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Peter Flaherty
cc: Steven J. Milloy, Esq.

#75474

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067
mary.l.weber@verizon.com

December 22, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2007 Annual Meeting
<u>Shareholder Proposal of National Legal and Policy Center</u>

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from the National Legal and Policy Center (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials"). Copies of the Proposal and all of the correspondence relating to the Proposal are attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2007 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent, as notice of Verizon's intent to omit the Proposal from Verizon's 2007 proxy materials.

I. Introduction.

On November 21, 2006, Verizon received a letter from the Proponent containing the following proposal:

Resolved: The shareholders request that Verizon provide a report updated semi-annually, omitting proprietary information and at reasonable cost, disclosing the Company's:

1. *Policies and procedures for charitable contributions (both direct and indirect) made with corporate assets;*

2. *Monetary and non-monetary contributions made to non-profit organizations operating under Section 501(c)(3) and 501(c)(4) of the Internal Revenue Code, and any other public or private charitable organizations;*

3. *Rationale for each of the charitable contributions.*

To the extent reasonable and permissible, the report may include the type of information requested above for charities and foundations controlled or managed by the Company.

The report may be posted on the company's website to reduce costs to shareholders.

Verizon believes that the Proposal may be properly omitted from its 2007 proxy materials under Rule 14a-8(i)(10) becauseVerizon has substantially implemented the Proposal.

II. The Proposal May Be Omitted Under Rule 14a-8(i)(10), Because Verizon Has Substantially Implemented the Proposal.

Rule 14a-8(1)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Proposal requests that Verizon post on its website a report describing its policies and procedures for charitable contributions and listing the contributions made. Most of Verizon's philanthropic activities are conducted through the Verizon Foundation. The Foundation posts on its website information on its philanthropic philosophy, as well as the Form 990s that it files each year with the Internal Revenue Service. Each Form 990 lists the past year's contributions. The Foundation intends to continue posting this information and the Form 990s on the website. This information can be found on the Foundation's website at <u>http://foundation.verizon.com/</u> under the links "About the Foundation " and "Financials." In addition, the Foundation's website also contains detailed information about its grant guidelines and the specific programs (e.g., literacy, domestic violence prevention and technology) that it supports. Finally, Verizon's Corporate Responsibility Report (which can be accessed at <u>http://multimedia.verizon.com/responsibility/</u>) contains a section entitled "Partnering with Communities" that explains the company's rationale for focusing its charitable giving in certain areas.

The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983) (the "1983 Release"). In accordance with the 1983 Release, the Staff has stated, "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has implemented the *essential objective* of the proposal even where the manner by which a company implements a proposal does not precisely correspond to the actions sought by the proponent. See 1983 Release; *Johnson & Johnson* (February 17, 2006) (permitting exclusion of proposal directing company to verify employment legitimacy of current and future employees and terminate employees not in compliance where company had verified employment eligibility of all employees hired since 1986 in compliance with federal law); *Exxon Mobil Corporation* (March 18, 2004) and *Xcel Energy, Inc.* (February 17, 2004) (each permitting exclusion of a proposal requesting report regarding company's response to climate changes and greenhouse gas emissions where company addressed the general issues identified in proposal through various policies and reports); and *The Talbots, Inc.* (April 5, 2002) (permitting exclusion of proposal requesting company commit to specific code of conduct where company had implemented its own business practice standards).

The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). Other Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). See *ConAgra Foods, Inc.* (July 3, 2006), *Honeywell International Inc.* (February 21, 2006), *Raytheon Company* (January 25, 2006) where, in each instance, the Staff permitted exclusion of a proposal requesting a sustainability report because the company had posted an equivalent reports or other information on its website that addressed the company's policies, practices and performance in the areas suggested by the proposal. See, also, *Nordstrom Inc.* (February 8, 1995) (proposal that company commit to code of conduct for overseas suppliers was substantially implemented by existing company guidelines, even though guidelines did not commit company to conduct regular or random inspections to ensure compliance). Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concerns. See *Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms). In addition, proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal after company took steps to partially implement three of four actions requested by the proposal).

While Verizon is aware that in *Pepsico Inc.* (March 3, 2006), the Staff did not permit exclusion on substantial implementation grounds of a proposal requesting a similar report on charitable contributions, Verizon believes that the Pepsico proposal was fundamentally different from the Proposal which is the subject of this letter. Unlike the Pepsico proposal, the Proposal *does not* request that Verizon disclose the personnel who participated in making the contribution decisions. Furthermore, the Pepsico proposal specifically requested the *business* rationale for the charitable contributions, whereas the Proposal seeks the rationale for the contributions but does not specify that it must be a business rationale. Finally, in its request for exclusion, Pepsico represented that in its next report it would provide additional disclosures in several of the areas covered by the Pepsico proposal. Unlike Pepsico, Verizon believes that its current disclosures, taken together, are clearly responsive to the specific requests and essential objective of the Proposal; namely, that Verizon's shareholders be informed of Verizon's policies and procedures with respect to, and rationale for making, charitable contributions and be provided with a list of those contributions.

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2007 proxy materials under Rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2007 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (703) 237-2090.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Peter Flaherty
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

#75474

Nov-21-06 16:33

EXHIBIT "A"

National Legal and Policy Center

"promoting ethics in public life"

fax cover sheet

TO: MARIANNE DROST

SECRETARY

VERIZON

FR: PETER FLAHERTY

Pages to follow 3 (not including this page)

IF YOU COULD PHONE ME TODAY TO CONFIRM RECEIPT OF THIS FAX, I WOULD BE GRATEFUL.

PJF

CONFIDENTIALITY NOTE

107 Park Washington Court • Falls Church, VA 22046
phone 703-237-1970 • fax 703-237-2090

National Legal and Policy Center
"promoting ethics in public life"

November 21, 2006

Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street
29th Floor
New York, NY 10007

VIA FAX 908-766-5725

Dear Assistant Corporate Secretary:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Verizon ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 77 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the aforementioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a report on the Company's charitable contributions.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Charitable Contributions Report
Letter from SmithBarney

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Charitable Contributions Report

Resolved: The shareholders request that Verizon provide a report updated semi-annually, omitting proprietary information and at reasonable cost, disclosing the Company's:

1. Policies and procedures for charitable contributions (both direct and indirect) made with corporate assets;

2. Monetary and non-monetary contributions made to non-profit organizations operating under Section 501(c)(3) and 501(c)(4) of the Internal Revenue Code, and any other public or private charitable organizations;

3. Rationale for each of the charitable contributions.

To the extent reasonable and permissible, the report may include the type of information requested above for charities and foundations controlled or managed by the Company.

This report may be posted on the company's website to reduce costs to shareholders.

Supporting Statement:

Verizon's assets belong to its shareholders. The expenditure or distribution of corporate assets, including charitable contributions, should be consistent with shareholder interests. Accordingly, the Company's rationale for charitable contributions should be disclosed to shareholders.

Company executives exercise wide discretion over the use of corporate assets for charitable purposes. Absent a system of transparency and accountability for charitable contributions, Company executives may use Company assets for objectives that are not shared by and may be inimical to the interests of the Company and its shareholders.

Current disclosure is insufficient to allow the Company's Board and its shareholders to fully evaluate the charitable use of corporate assets, especially for controversial causes.

Details of contributions only sometimes become known when publicized by recipients. The Company is identified as a "Platinum Sponsor" in the program of the 2006 Rainbow/PUSH Wall Street Project, a designation costing $100,000 or more.

citigroup
SMITHBARNEY

1850 K Street, NW, Suite 900
Washington, DC 20006

Tel 202 857 5444
Fax 202 857 5460
Toll Free 800 424 3209

October 27, 2006

Corporate Secretary
Verizon Communications Inc.

Re: Shareholder Resolution of National Legal and Policy Center

Dear Madam or Sir:

Citigroup Global Markets Inc. holds 77 shares of Verizon Communications Inc. (the "Company") common stock beneficially for National Legal and Policy Center, the proponent of a shareholder proposal submitted to the Company in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by Citigroup Global Markets Inc. have been beneficially owned by National Legal and Policy Center continuously for more than one year prior to the submission of its resolution. 33 of the shares were received into the account on September 12, 2003, and 44 shares of the stock were purchased on November 11, 2003, and Citigroup Global Markets Inc. continues to hold the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Jennifer McGlynn
Vice President – Wealth Management
Operations Manager

cc: Peter Flaherty, NLPC

The information contained herein was prepared for informational purposes only and does not represent an official statement of your account at the Firm. Please refer to your original statements for a complete record of your transactions, holdings and balances.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2006

The proposal requests that the company provide a report disclosing the company's charitable contributions and related information.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel

END